EXHIBIT 99.1

Date: April 4, 2019	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities
Subject: AVINO SILVER & GOLD MINES LTD.
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting [AMENDED]
Record Date for Notice of Meeting :	April 24, 2019
Record Date for Voting (if applicable) :	April 24, 2019
Beneficial Ownership Determination Date :	April 24, 2019
Meeting Date :	May 30, 2019
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	053906103	CA0539061030

Sincerely,

Computershare
Agent for AVINO SILVER & GOLD MINES LTD.